SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev, hereby announces that, since the right to subscribe up to 644,906 common shares and 1,081,749 preferred shares, as approved by the Extraordinary General Shareholders’ Meeting of the Company held on April 28, 2008, was not fully exercised, the Board of Directors approved that the shareholders who have subscribed those shares will have the right to withdraw such subscription. The withdrawal must be made within a 30-day period, to be counted from the publication of the present notice, through delivery of a registered letter, posted during such 30-day period, to the following address: “Companhia de Bebidas das Américas - AmBev, Departamento de Ações, a/c Sr. Nilson Casemiro, Rua Dr. Renato Paes de Barros, 1.017, 4º andar, São Paulo/SP, Brazil, CEP: 04530-001”. The shareholders who exercise such withdrawal right will be refunded for the amounts paid for the subscribed shares without any interest or monetary adjustment.

Upon the expiration of the aforementioned 30-day period, the Board of Directors will verify the withdrawals made and the actual amount of the capital increase, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6.404/76, Article 166).

The Company’s Investor Relations Department remains available to clarify to shareholders any questions regarding this Notice by telephone (55-11) 2122-1415 or e-mail ir@ambev.com.br.

São Paulo, June 18, 2008.

Graham David Staley
Investor Relations’ Officer
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham David Staley
Graham David Staley Chief Financial Officer and Investor Relations